Exhibit 99.(a)(1)(J)
Pharmion Corporation Offer to Exchange Outstanding "Out-of-the-Money" Stock Options Highlights for Eligible Employees May 2006

Stock Option Exchange Program This presentation summarizes key features of the Stock Option Exchange Program A complete description of the Program is contained in the Offer to Exchange Outstanding Options to Purchase Common Stock (the "Offer") Sent to each eligible employee's home on April 19, 2006 Read the Offer and related documents thoroughly

Overview What is the Option Exchange Program? Details of the Offer How do you participate? Considerations Important Dates Questions

What is the Stock Option Exchange Program? The opportunity to exchange certain "out-of-the- money" options for new options Applies to stock options granted before April 1, 2005 and with an exercise price of $21.00 or higher per share ("eligible options") If eligible options are tendered for exchange, new options will be granted 1 day after the Expiration Date of the Offer ("grant date"), at the closing market price on the Expiration Date.

Why is Pharmion making this offer to employees? Stock options are intended to motivate and retain Pharmion employees. As a result of volatility in Pharmion stock price, many employees were granted stock options with exercise prices significantly higher than the current trading price. In many cases, these "out-of-the-money" stock options no longer serve as effective incentives to retain, motivate and reward our employees. This Offer recognizes employee value and realigns employee and shareholder interests.

Compliance Requirements The Option Exchange Program is classified as a tender offer by the US Securities and Exchange Commission ("SEC") All details must be filed with SEC Requires adherence to specific procedures, documentation and timelines Eligible employees will receive a detailed package of information with terms and conditions, including the Offer

Details of the Offer

Who is eligible to participate? Pharmion employees who hold eligible options Pharmion employees as of April 19th who hold eligible options must remain employed through the grant date of the new options If you are on vacation or an authorized leave of absence through the grant date for the new options, you may still participate if you submit your election form in a timely manner

What is Being Offered? The Offer is an opportunity to exchange eligible options for a lesser number of "new options" Granted 1 day after the Expiration Date (May 23, 2006) The exercise price will be the closing price of PHRM shares on the Expiration Date New options are subject to a vesting schedule (3 years), even if the exchanged options were fully vested

Exchanging Stock Options What options may be exchanged? Outstanding (unexercised) options granted before April 1, 2005, with an exercise price of $21.00 or higher What will I receive if I exchange options? A grant of new options The number of options will be determined by an exchange ratio The exercise price will be equal to the closing market price on the day before the grant date When will I receive new options? Anticipated grant date of May 23, 2006

New Options When can I exercise the new options? New options will be completely unvested on the grant date, regardless of the vesting status of the exchanged options New vesting schedule: 3 year vesting period 1/6 will vest on the 6 month anniversary of the grant date Remaining options will vest quarterly for the remainder of the 3 year period Life of the new options: 7 years

Example vesting schedule 120 new options granted May 23, 2006 First vesting on Nov 23 2006 of 20 options (6 months) Next vesting Feb 23, 2007 of 10 options (3 months) Thereafter vesting every 3 months of 10 options

Exchange Ratios Exercise Price of Eligible Options Exchange Ratio (number of Eligible Options to be exchanged for each New Option) $21.00 - $26.00 1.5 - to - 1 $26.01 - $34.00 2.0 - to - 1 $34.01 - $40.00 2.5 - to - 1 $40.01 - $44.00 3.0 - to - 1 Over $44.00 4.0 - to - 1

Why is there a ratio? Why is it based on exercise price? Balance the interests of employees and shareholders Ratios are designed to create an approximate "value for value" exchange Ratios were determined using a Black-Scholes model and with advice from advisors hired by the Compensation Committee of the Board of Directors

Why do I have to give up my old options? Can't Pharmion just grant new options? Dilution: Adding to the number of shares outstanding reduces the value of holdings of existing shareholders The exchange allows Pharmion to grant new options while limiting the dilution for all shareholders

If I want to participate, do I have to exchange everything? If you have multiple eligible option grants, you may elect to exchange some, all, or none However, each grant must be exchanged in full Example: Grant #1: 200 options on April 18, 2003 at $36.24 Grant #2: 100 options on December 20, 2004 at $41.06 The employee may elect to exchange #1, #2, both, or neither However, the employee may NOT elect to exchange only a portion of a grant (i.e. 50 options)

How Do I Figure the Exchange Ratios?

Example Eligible grant of 250 options at $25.00 Exchanged for a new grant of 167 options (250 / 1.5) Granted on approximately May 23, 2006 Exercise price will be equal to the closing price of PHRM shares on NASDAQ on May 22, 2006 Vesting will be over 3 years, with the first vesting date on Nov 23, 2006

Procedure to Participate in the Stock Option Exchange

How do I participate? The Offer has been sent to each eligible employee's home address on April 19th Includes: Details of the Offer Summary of Terms (Q&A) Transmittal Memo Stock Option Exchange Election Form Sample Non-Qualified Stock Option Agreement Sample Disclaimer READ ALL INFORMATION THOROUGHLY If you have questions or did not receive a package, contact Bridget Gippe or Tennille Wood

How do I participate? If you choose to participate, complete and sign the Stock Option Exchange Election Form Return this election form to Bridget Gippe in the Boulder office per the instructions on the form The election form MUST be received before the Expiration Date: May 22, 2006, at 11:59 p.m. MDT

How do I participate? Changes You are allowed to change/withdraw your election as many times as you like before the Expiration Date To make a change, submit a new election form to Bridget Gippe per the instructions on the form The last properly completed election form received by the Expiration Date (May 22, 2006 11:59p.m. MDT) will be binding

Expiration Date May 22, 2006 11:59p.m. MDT (Boulder time) NO elections or changes can be accepted after the Expiration Date The Expiration Date may be changed under certain circumstances. If this happens, you will be notified Failure to properly submit an election form will result in no exchange Failure to correctly complete or sign the form will result in no exchange Failure to remain an "eligible employee" will result in no exchange

Exchange process explained If you elect to participate Exchanged options will be cancelled in E*Trade New options will be granted on approximately May 23, 2006 in the employee's E*Trade account You must accept the new grant in E*Trade Up to three weeks may be required for the new grant to be visible in E*Trade

Exchange process explained If you elect not to participate OR do not return your election form You will keep all previously granted options Eligible options that you choose not to exchange will retain their current terms and conditions, including exercise price, expiration date and vesting schedule* *including vesting schedules altered by the stock option acceleration of Dec 6, 2005

Considerations Participation in the Option Exchange Program is Voluntary Pharmion neither encourages or discourages your participation Pharmion's stock price has fluctuated You need to assess your expectations for Pharmion's stock price, the time you plan to hold any vested options before exercise, the vesting schedule for the new options and other relevant factors before making your decision regarding participation in the Program.

Considerations If your employment terminates for any reason prior to the grant date: No new options will be granted The eligible options will be retained, subject to the terms and conditions of the Stock Option Plan

Does Pharmion want me to participate in the Option Exchange Program? This Offer is not conditioned on a minimum number of eligible employees accepting this Offer or a minimum number of eligible options being exchanged Pharmion cannot make a recommendation to employees whether or not to accept the Offer No one from Pharmion has been, or will be, authorized to provide you with additional information in this regard Pharmion is providing as much information as is allowable by the SEC to assist you to make your informed decision For questions regarding investment-related issues, you should talk to your personal advisors

Next Steps Read your offer documents thoroughly! Review the detailed Summary of Terms (Q&A) If you choose to participate in the Option Exchange Program, you must complete, sign and return your Stock Option Exchange Election Form Accept the new option grants in E*Trade

?? Questions?? Read your documents thoroughly Contact Bridget Gippe (US) or Tennille Wood (EU/ROW) Email stockoptionexchange@pharmion.com Discuss with your personal financial advisor